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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Charles River Laboratories International, Inc.

(Exact name of registrant as specified in its charter)

State of Delaware	001-15943	06-1397316
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

251 Ballardvale Street Wilmington, Massachusetts		01887
(Address of principal executive offices)		(Zip Code)

David P. Johst, telephone: (781) 222-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2015 is filed herewith as Exhibit 1.01 is available at www.criver.com at the SEC filings link on the investor relations page.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD under Item 2.01.

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Mineral Report for the calendar year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ James C. Foster Date: May 27, 2016

Name:	James C. Foster
Title:	Chief Executive Officer and Chairman of the Board